1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax

THOMAS J. FRIEDMANN
thomas.friedmann@dechert.com
+1 202 261 3313 Main
+1 202 261 3016 Fax
December 7, 2011
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Ganley

Re:	PennantPark Investment Corporation and PennantPark Floating Rate Capital Ltd.
Preliminary Proxy Statement
File Numbers 814-00736, 814-00891
Ladies and Gentlemen:
PennantPark Investment Corporation, a Maryland corporation, and PennantPark Floating Rate Capital Ltd., a Maryland corporation (together, the “Companies”), have today filed with the Securities and Exchange Commission (the “Commission”) a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) for a special meeting of stockholders to be held on February 7, 2012. On behalf of the Companies, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to telephone conversations with John Ganley of the Staff and Thomas Friedmann and William Tuttle of Dechert LLP, outside counsel to the Companies. For your convenience, a transcription of the Staff's comments is included in this letter, and each comment is followed by the applicable response.

1.
Please explain why the Companies are proposing to obtain stockholder approval for sales of their common stock at a price below current net asset value at a special meeting, rather than an annual meeting, of stockholders.

Response:
Section 63(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), provides that a proposal by a business development company to sell its common stock at a price below current net asset value must receive the affirmative vote of a majority of the outstanding voting securities of such business development company and the holders of a majority of such company's outstanding voting securities that are not affiliated persons. For purposes of the 1940 Act, the vote of a majority of the outstanding voting securities of a company requires either (a) 67% of the voting securities present at an annual or special meeting (if more than 50% of the outstanding voting securities of such company are present or represented by proxy) or (b) more than 50% of the outstanding voting securities of such company, whichever is less. For purposes of this computation, broker non-votes are considered present and can help to achieve the requirement that more than 50% of the

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John Ganley
December 7, 2011

voting securities of a company are present in (a) above. However, broker non-votes are treated as negative votes for purposes of tabulating votes toward meeting the 67% requirement in (a) above.
The agenda for the Companies' annual meetings includes seeking ratification of the independent registered public accounting firm. This proposal is considered a routine matter for purposes of New York Stock Exchange Rule 452 and, accordingly, is a matter on which brokers may exercise discretionary voting authority with respect to shares over which the holders have not provided voting instructions. Because of the potential for the Companies to receive a large number of broker non-votes on this routine matter at their annual meetings, which will be considered present at the meeting, the Companies are concerned that the required 67% of affirmative votes for passage of the proposal related to the issuance of shares at a price below net asset value may not be obtained despite expected widespread approval by stockholders voting on such proposal. Accordingly, the Companies are convening the special meetings at which there will be no routine matters on the agenda for which broker discretionary voting is permitted. Therefore, it is anticipated that no broker non-votes will be present at the special meetings, permitting stockholders actually voting on the proposal to determine whether it is approved, provided more than 50% of the outstanding voting securities of a Company are present at the meeting. We note that this approach is consistent with the approach described in the no-action letter issued to Kohlberg Capital Corporation on March 12, 2009.

2.
Please include in the Definitive Proxy Statement all of the examples of the dilutive effect the issuance of shares below net asset value that are included in the Registration Statement on Form N-2 of PennantPark Investment Corporation declared effective by the Commission on September 7, 2011.

Response:
As requested, the Companies have included in the Definitive Proxy Statement all of the examples of the dilutive effect of the issuance of shares below net asset value that are included in the Registration Statement on Form N-2 of PennantPark Investment Corporation, which was declared effective by the Commission on September 7, 2011.
* * * * * * * * * *
Each Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * * * *
If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or William J. Tuttle at 202.261.3352 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.
Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

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